

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 31, 2016

Gary Vogel
Chief Executive Officer
Eagle Bulk Shipping Inc.
300 First Stamford Place, 5th Floor
Stamford, CT 06902

      Re: Eagle Bulk Shipping Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed May 3, 2016
              File No. 001-33831

Dear Mr. Vogel:

We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Questions and Answers About the Special Meeting, page 1

What is the purpose of the Special Meeting?, page 2

1. You state that at the Special Meeting, shareholders will be asked to ratify the issuance of shares of common stock "in an amount equal to 20% or more of our Common Stock outstanding before the issuance of such shares . . . ." Please disclose the actual percentage increase in common stock outstanding if the proposal is adopted.

Proposal No. 1, page 7

General, page 7

2. Please discuss the reasons why you are issuing up to 344,587,536 shares of common stock to the Second Lien Lenders in connection with the entry into the Second Lien Loan Agreement.

3. Similarly, you disclose that this issuance is in connection with the internal reorganization "previously reported on our Current Report on Form 8-K filed with the SEC on March 30, 2016 . . . ." Please describe this reorganization, along with the reasons for it, to the extent material to a voting decision.

4. We note your disclosure in the Form 8-K filed May 17, 2016 that in connection with your entry into the Second Lien you were "required to enter into or amend, as applicable, a customary registration rights agreement with certain of the Second Lien Lenders." Please disclose the material terms of this agreement and the impact it will have on the company.

Proposal No. 4, page 16

5. Please disclose the number of record holders before and after giving effect to the reverse stock split. Additionally, please tell us how you determined that the reverse split does not have a reasonable likelihood of producing, either directly or indirectly, any of the going-private effects listed in Exchange Act Rule 13e-3(a)(3)(ii). We note that your Chairman will have sole discretion to set the exchange ratio for your reverse split, and that even a 1-for-10 reverse split ratio would result in 90% reduction in the number of shares outstanding after the reverse split.

6. You state that in the event of a reverse split "the number of shares of Common Stock remaining available for issuance will increase." Please quantify the potential increased authorized shares available for issuance as a result of the reverse split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any questions.

Sincerely,

J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Alan J. Feld
         Akin Gump Strauss Hauer & Feld LLP